UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period October 2003_________	File No. ___0-49947____

Toby Ventures Inc.

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 2B3

(Address of principal executive offices)

1.

News Release dated October 22, 2003

2.

News Release dated October 30, 2003 (1)

3.

News Release dated October 30, 2003 (2)

Indicate by check mark whether the Registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.         FORM 20-F  ___X__         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this

Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.     Yes _____       No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Toby Ventures Inc.

(Registrant)

Dated  October 31, 2003                         Signed: /s/ Christopher Dyakowski

                                                                                Christopher Dyakowski, Director

TOBY VENTURES INC.

430 580 Hornby St,

Vancouver, B.C.

V6C 3B6

October 22, 2003

Toby Ventures Inc. (TSX-V: TBY) is pleased to announce that it has completed a non-brokered private  placement announced on September 15, 2003 in the amount of 1,500,000 shares at a purchase price of $0.10 per share and 1,500,000 share purchase warrants exercisable up to October 21, 2005 at a price of $0.13 per share. The shares are subject to a hold period which expires on February 22, 2004. There are 14 placees.

W.E. Schmidt

TOBY VENTURES INC.

William E. Schmidt, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

WARNING: The Company relies on litigation protection for “forward looking” statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

TOBY VENTURES INC.

430 - 580 Hornby Street

Vancouver, B.C. V6C 3B6

Tel: 604-266-8526

Fax: 604-266-8401

October 30, 2003

The Company has decided to consider possible ventures in the gold, oil and gas, coalbed methane and/or wind energy areas of endeavor.

The Company has entered into an agreement with Reconnaissance Energy International, Ado Rival Oil Co. Ltd. of White Rock, B.C. (Craig Steinke - principal) who will provide consulting services in respect to possible natural gas from coal projects.

The Company has recently acquired certain mineral interests in Argentina described in our news release of September 16, 2003. Michael O’Byrne of Calgary, Alberta has recently joined the Board of the Company. Mr. O’Byrne will enhance the Company’s ability to examine possible oil and gas projects.

C.I. Dyakowski

TOBY VENTURES INC.

Christopher I. Dyakowski, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

PRESS RELEASE

October 30, 2003

Craig Steinke of 15380 Columbia Avenue, White Rock, British Columbia, has, in a series of private transactions, the most recent being a private placement announced by Toby Ventures Inc. (TSX-V: TBY) (“Toby Ventures”) in an October 22, 2003 news release, acquired beneficial ownership of 857,000 common shares, 375,000 share purchase warrants and an option with a private shareholder to acquire up to 135,000 additional common shares of Toby Ventures. There are presently 6,826,665 issued and outstanding common shares of Toby Ventures. Therefore, Mr. Steinke presently holds approximately 12.6% of the outstanding voting shares. Assuming exercise of his warrants and options, Mr. Steinke’s holdings would increase to an aggregate of 1,367,000 voting shares or 18.6%.

Mr. Steinke is not an employee, officer, or director of Toby Ventures. The shares, warrants and options were purchased for investment purposes only and Mr. Steinke has no current intention to acquire ownership of, or control or direction over, additional securities of Toby Ventures.

A copy of the report filed by Mr. Steinke in respect of the acquisition, as required under securities legislation, may be obtained by contacting Chris Dyakowski at the Toby Ventures offices at 604.250.2844.

DATED: October 30, 2003

“Craig Steinke”

__________________________

Craig Steinke

The TSX Venture Exchange has neither approved nor

disapproved of the information contained herein.